SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: December 5, 2023

List of materials

Documents attached hereto:

i) Press release:  Notice Regarding the Status of Repurchase of Shares of Common Stock (Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

December 5, 2023
Sony Group Corporation

Notice Regarding the Status of Repurchase of Shares of Common Stock
(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

Sony Group Corporation (“Sony”) announced today the status of the repurchase of shares of its own common stock pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation, which was approved according to the resolution of its Board of Directors dated May 17, 2023, as follows.

1. Class of shares repurchased:	Common stock of Sony
2. Total number of shares repurchased:	458,100 shares
3. Total purchase price for	5,881,817,500 yen
repurchased shares:
4. Period of repurchase:	November 1, 2023 to November 30, 2023
5. Method of repurchase:	Open market purchase through the Tokyo Stock
Exchange based on a discretionary trading contract

(For reference)
1.	Details of resolution of its Board of Directors dated May 17, 2023
（1）	Class of shares to be repurchased	Common stock of Sony
（2）	Total number of shares to be repurchased	25 million shares（maximum） （2.03% of total number of shares issued and outstanding (excluding treasury stock))
（3）	Total purchase price for repurchase of shares	200 billion yen（maximum）
（4）	Period of repurchase	May 18, 2023 to May 17, 2024
（5）	Method of repurchase	Expected open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract

2.	Total number and purchase price of shares repurchased pursuant to the above-mentioned resolution of its Board of Directors (as of November 30, 2023)
（1）	Total number of shares repurchased	4,598,000 shares
（2）	Total purchase price for repurchased shares	56,815,224,000 yen

End of document